82-4994

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

08002493

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial reports $452 million in net sales in March

TORONTO (April 1, 2008) – CI Financial Income Fund ("CI") today reported net sales of $452 million in March 2008, and assets under management of $65.8 billion and total fee-earning assets of $99.6 billion as of the end of the month.

"March ended on a very good note for CI, with retail managed assets up 1.3% over the month and net sales for February and March combined approaching $1 billion," said Stephen A. MacPhail, CI President. "After the incredible turmoil during the quarter, our retail managed assets are now within 2% of where they were at December 31, 2007."

Mr. MacPhail continued, "Alan Radlo's new Cambridge funds are gaining popularity with about $160 million in assets since their January launch. Meanwhile, sales of the Sun*Wise* Elite Segregated Funds continue to form a key part of CI's sales, and with the recent launch of the Sun*Wise* Elite Plus income for life option, we are optimistic about the continued long-term growth of this product."

CI subsidiaries CI Investments Inc. and United Financial Corporation had combined gross retail sales in March of $1.2 billion and net sales of $452 million, consisting of $397 million in long-term funds and $55 million in money market funds. Of the total net sales, $237 million represented investments in newly created equity funds at CI Investments. (These are not considered mutual funds under the Investment Funds Institute of Canada reporting, so that CI's net sales as reported by IFIC would be $215 million rather than the actual $452 million.)

CI's assets under management at March 31, 2008 consisted of investment funds at CI Investments and United Financial of $62.3 billion, institutional assets at KBSH Capital Management Inc. of $2.9 billion and structured product assets of $539 million. CI also reported assets under administration of $32.3 billion, which consisted of $23.1 billion in assets under administration at Assante Wealth Management (Canada) Ltd. and $9.2 billion in assets under administration at Blackmont Capital Inc.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and on its website in the Statistics section.

CI Financial **News Release**

CI FINANCIAL INCOME FUND March 31, 2008 MONTH-END STATISTICS			
MONTHLY SALES DATA RETAIL MANAGED FUNDS	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
Total long-term	$1,031	$634	$397
Total short-term	$136	$81	$55
TOTAL RETAIL FUNDS	$1,167	$715	$452

FEE-EARNING ASSETS	February 29/08 (millions)	March 31/08 (millions)	% Change
Retail managed funds	$61,532	$62,318	1.3%
Structured products	537	539	0.4%
TOTAL retail assets under management	$62,069	$62,857	1.3%
Institutional managed assets	2,893	2,900	0.2%
TOTAL assets under management	$64,962	$65,757	1.2%
Assante assets under administration*	23,116	23,116	0.0%
Blackmont assets under administration	9,071	9,183	1.2%
TOTAL assets under administration	$32,187	$32,299	0.3%
CI other fee-earning assets	1,527	1,518	-0.6%
TOTAL FEE-EARNING ASSETS	$98,676	$99,574	0.9%

AVERAGE RETAIL ASSETS UNDER MANAGEMENT	February 29/08 (millions)	March 31/08 (millions)	% Change
Monthly	$61,638	$61,626	0.0%
Quarter-to-date	$61,854	$61,776	-0.1%
Fiscal year-to-date	$61,854	$61,776	-0.1%

FISCAL AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Fiscal 2007 (millions)	Fiscal 2008 (millions)	% Change
Fiscal year average retail assets	$64,958	$61,776	-4.9%

EQUITY		FINANCIAL POSITION (millions unless otherwise indicated)	
LP units	146,648,721	Bank debt	$1,041
Trust units	139,505,283	Cash & marketable securities	(137)
Total outstanding units	286,154,004	Net debt outstanding	$904
Quarter-to-date weighted average units outstanding	279,604,747	Net debt to annualized EBITDA (most recent quarter)	1.21:1
Yield at $21.79	8.8%	In-the-money equity comp. liability (net of tax)	$7
In-the-money options	2,549,745	Terminal redemption value of funds	$775
Percentage of all options	91%	Quarter-to-date equity-based compensation**	($15)
All options % of units	1.0%		

*Includes United Financial investment funds

**Based on marked-to-market pre-tax equity-based compensation expense accrual from change in unit price and vesting from last quarter-end ($28.07) to March 31, 2008 ($21.79).

GEOGRAPHIC EXPOSURE OF AUM			
Canada	**46%**	**Asia**	**3%**
United States	**22%**	**Other**	**3%**
Europe	**14%**	**Cash**	**12%**

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP (generally accepted accounting principles) earnings measure that does not have any standardized meaning prescribed by GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. However, management believes that most unitholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information:
Stephen A. MacPhail
President
(416) 364-1145

82-4994

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CXC, CXC.PR.A **FOR IMMEDIATE RELEASE**

CIX Split Corp. Announces Distribution for Month Ending April 30, 2008

Toronto, April 3, 2008 – CIX Split Corp. (the "Corporation") announced today a distribution for the month ending April 30, 2008 of $0.04167 per Priority Equity Share and $0.07 per Class A Share payable on April 30, 2008 to unitholders of record as at April 15, 2008.

The Corporation's investment objectives for the Priority Equity Shares are to provide shareholders with tax-efficient fixed cumulative preferential monthly cash distributions in the amount of $0.04167 per Priority Equity Share to yield approximately 5.0% per annum on the original issue price and on or about January 31, 2011 to pay to the holders of Priority Equity Shares the original issue price of the Priority Equity shares.

The Corporation's investment objectives for the Class A Shares are to provide holders of Class A Shares with regular tax-efficient monthly cash distributions targeted to be $0.07 per Class A Share to yield 5.6% per annum on the original issue price and on or about January 31, 2011, to pay to the holders of Class A Shares at least the original issue price of the Class A Shares.

The Corporation's Priority Equity Shares and Class A Shares are listed on the Toronto Stock Exchange under the symbol CXC.PR.A and CXC respectively.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announce Distributions for Month Ending April 30, 2008

Toronto, April 16, 2008 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending April 30, 2008 payable on May 14, 2008 to unitholders of record as at April 30, 2008:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

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